Exhibit 6.5

AMENDMENT NO. 1

TO THE

GOA THERAPEUTICS CORPORATION

2024 STOCK PLAN

This Amendment No. 1 (this “Amendment”) to the GOA Therapeutics Corporation 2024 Stock Plan (the “Plan”), is adopted by the Board of Directors (the “Board”) of GOA Therapeutics Corporation (the “Company”), effective as of July 23, 2026 (the “Amendment Effective Date”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

RECITALS

A.	The Company currently maintains the Plan.

B.	Pursuant to Section 14 of the Plan, the Board may amend the Plan at any time, but no amendment shall be made that would materially and adversely affect the rights of any Participant under any outstanding award without his or her consent, and to the extent necessary or desirable to comply with Applicable Laws, the Company shall obtain the approval of holders of capital stock with respect to any Plan amendment in such a manner and to such a degree as required.

C.	The Board believes that it is in the best interests of the Company and its shareholders to amend the Plan to increase the shares subject to the Plan.

AMENDMENT

1.	Subject to the approval of the Company’s shareholders, effective as of the Amendment Effective Date, the first sentence of Section 3 of the Plan is hereby amended in its entirety to read as follows:

“Subject to the provisions of Section 10 below, the maximum aggregate number of Shares that may be issued under the Plan is 30,000,000 Shares, all of which Shares may be issued under the Plan pursuant to Incentive Stock Options.”

This Amendment shall be and, as of the Amendment Effective Date, is hereby incorporated in and forms a part of the Plan.

Except as specifically set forth in this Amendment, there are no other amendments to the Plan, and the Plan shall remain in full force and effect.

/s/ Andrew Altschuler

/s/ Tami Ehrmann Barr